UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PEPSI-GEMEX, S.A. DE C.V.
                            (Name of Subject Company)

                         THE PEPSI BOTTLING GROUP, INC.
                        (Name of Filing Person- Offeror)

                            Global Depositary Shares

                       Ordinary Participation Certificates

                    Series B Common Shares, without par value

                Series L Limited Voting Shares, without par value

                  Series D Preferred Shares, without par value
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                 John T. Cahill
                             Chief Executive Officer
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                    Copy to:
                                Pamela C. McGuire
              Senior Vice President, General Counsel and Secretary
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

===================================================================================================================================

                       Transaction Valuation*                                             AMOUNT OF FILING FEE
                                N/A                                                                N/A
===================================================================================================================================
  * To be provided upon filing of Schedule TO on the commencement of the tender offer, as set forth in Instruction D to Schedule TO.

|_| Check  the  box if any  part  of the  fee is  offset  as        Check the appropriate boxes below to designate any
    provided  by Rule  0-11(A)(2)  and  identify  the filing        transactions to which the statement relates:
    with  which  the  offsetting  fee was  previously  paid.        |X| Third-party tender offer subject to Rule 14D-1.
    Identify the previous filing by  registration  statement        |_| Issuer tender offer subject to Rule 13E-4.
    number,  or the  form or  schedule  and the  date of its        |X| Going-private transaction subject to Rule 13E-3.
    filing.                                                         |_| Amendment to Schedule 13D under Rule 13D-2.
         Amount previously paid: ------------------                 |_| Check the box if the filing is a final amendment reporting
         Filing party: ----------------------------                 |_| the results of a tender offer.
         Form or registration No.: ----------------
         Date filed: ------------------------------

|X| Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.


ITEM 12.        EXHIBITS

Exhibit 99.1    Third quarter conference call script (including Q&A session)

                                                                   Exhibit 99.1


                  CCBN StreetEvents Conference Call Transcript

           PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call

                                                                                                                   FINAL TRANSCRIPT
 -----------------------------------------------------------------------------------------------------------------------------------
 PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
 -----------------------------------------------------------------------------------------------------------------------------------


 INCORPORATE  PARTICIPANTS                                  PRESENTATION
 Mary Winn Settino
 Pepsi Bottling Group - Director of Investor Relations

 Craig Weatherup Pepsi  Bottling                            ------------------------------------------------------------------------
 Pepsi Bottling Group - Chairman of the Board               Operator

 John Cahill                                                Welcome to the Pepsi Bottling Group's third quarter earnings
 Pepsi Bottling Group - Chief Executive Officer             conference call.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question-and-answer session.

 Alfred Drewes
 Pepsi  Bottling Group - Senior Vice  President and
 Chief Financial Officer                                    At that time, if you have a question,  you  will  need to press the numbers 1, then 4, on your telephone  key pad.  As a reminder,
 Eric Foss  Pepsi  Bottling  Group - President,             today's conference is being recorded;  Tuesday, October 1, year
 PBG North America                                          2002.

 CONFERENCE CALL PARTICIPANTS
 Operator                                                   Please note the company's cautionary statement. Statements made in this conference call that relate to future performance or financial
 Andrew Conway                                              results of this company, are forward-looking statements which
 Credit Suisse First Boston                                 involve uncertainties that could cause actual  performance or results to materially differ. Pepsi Bottling Group undertakes no obligation
 Bill Pecoriello                                            to update any of these statements. Listeners are cautioned not to
 Morgan Stanley                                             place undo reliance on these forward-looking statements which should be taken in conjunction with the additional information about
 Caroline Levy                                              risks and uncertainties set forth in the company's annual report on
 UBS Warburg                                                Form 10-K.

 Mark Swartzberg
 Legg Mason                                                 Without any further delay, I would like to turn the conference over to
                                                            Mary Winn Settino, Director of Investor Relations of the Pepsi
 Jeff Cantor                                                Bottling Group. Ma'am, please go ahead.
 Prudential Securities

 Ann Gurkin                                                 ------------------------------------------------------------------------
 Davenport & Co. LLC                                        Mary Winn Settino - Pepsi Bottling Group - Director of
                                                            Investor Relations
 Chris O'donnell
 Paxton Associates

 Nick Groot                                                 Thank you, John. And good morning, everyone. Today, I have with me
 Wellington Management                                      Craig Weatherup, our Chairman, John Cahill, our CEO, Eric Foss,
                                                            President of our North American Business and Al Drewes, our CFO.
 Maureen                                                    Before Craig  begins, I would like to take care of a few  housekeeping
 Bay Street Research                                        items. First, let me remind  you this call is  being recorded and will be available for play back and we're  broadcasting the call on our
 John Faucher                                               website at www.pbg.com. In addition, in our remarks, we are going to
 J.P. Morgan                                                assume you've all had a chance to read our announcements which we issued this morning.
 Bryan Spillane
 Banc of America Securities

 Karen Young
 Strong Capital Management                                  Second, when it comes to the Q & A, I'd ask you to  try  and  limit yourselves to one  question  at a time so  everyone  has a chance  to ask what's on their  minds.  If you would  like  to  ask a  second question,  please  just get back in the queue.  We structured  the call to  provide  comments  on  the performance  of our business in the third  quarter and provide with you our outlook for the balance of the year then we'll open up the duly address any questions you may have.
                                                            With  that,  let me turn  the  call over to Craig  Thank you Mary Winn, and good morning everyone.


                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
 PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------

Craig Weatherup - Pepsi Bottling Group Group - Chairman of the Board


Thank you again for joining us. This morning, I will start by briefly discussing our overall volume and pricing results for the quarter and I'll touch briefly on our cost performance.

John will then address our fourth quarter outlook for volume, market trends, our pricing outlook and provide an update on the Gemex acquisition in Mexico. Al will wrap up our comments with our financial guidance for Q4 in the full year. And lastly, we will open up the call for any questions that you may have.

I'm pleased to tell that you PBG delivered another quarter of solid results. As you saw in our earnings release this morning, our EPS of 61 cents grew 10 percent-year over- year and Q3 was the 15th consecutive quarter of double-digit earnings growth for PBG.

The quarter essentially unfolded as we had expected. With strong growth in the US large format takehome business and even stronger growth in the convenience and gas channels; offset by softness in our business industry and restaurant businesses.

Importantly, we continued our strong performance in revenue management with our net revenue per case up 3 percent in the US and 3 percent worldwide with the net result being that the fundamentals of our operating results continued to be solid. In the U.S., our marginal contribution per case grew year-over year in spite of a challenging Code Red and Sobe overlap, and softness in our [INAUDIBLE] segment.

But in a nutshell, our results were consistent with our expectations in the guidance we communicated to all of you in early September. So let me give you an overview of our results; starting with volume for the quarter, in the U.S., our volume growth in both the take home and cold drink channels was about 1 percent. Volume growth of our PepsiCo brands, on an eight ounce equivilent basis, was 3 percent.

Within take-home, our food store, that's our grocery business, our biggest segment, our performance was there was very strong offsetting the sharp decline in the mass channels.

In the cold drink channel, both the large and small format segments of this business were quite healthy. As I just mentioned, cold drink growth in the convenience and gas segment, kind of the retail side of our cold drink business was especially strong up in the high single digits. However, volume was soft in key parts of our on-premise segment continuing a trend we experienced since the fourth quarter of 2001.

Specifically, the segments of business and industry, what we call contract feeders, third party operators who service business and industry, the fountain business which of course is our restaurant business, and full-service vending continue to be slow, slowed by a relatively weak labor market, business closings, and lower travel. Our on-premise business represents over 50 percent of our total cold drink business so this was a meaningful drag on the overall growth of our cold drink volume and our total volume in Q3.

Outside of the US our volume growth in Russia continues to be very robust and the highlight in our international portfolio. Growth in Russia was driven by strong trademark Pepsi performance including Cherry Pepsi and Pepsi Twist. Aqua Mineral which is our Aquafina trademark in Russia continues to hold the leadership position in an exploding water category. Our total international volume growth was soft, however, due to continued volume decline in Spain. Our business in Spain as we have mentioned before has been negatively impacted by a soft category overall. The loss of an exclusive account and significantly lower tourism levels.

Turning to net revenue per case growth in the quarter, in the US, we delivered another very solid gain up 3 percent reflecting a balance combination of rate and mix improvements.

In the US, management focused financial literacy, especially at the front line; selling levels and discipline remained the keys to revenue management as we continued to improve pricing and realize benefit from mix enhancements across the vast majority of our individual market units.

Overall, about 60 percent of our net revenue per case improvement was for rate actions while the balance came from mixed improvements, and I'm talking about the US here.

On a worldwide basis, our net revenue per case also improved 3 percent. Our constant territory cost of goods sold increased about 4 percent per case including the impact of mix and the stronger Euro. On a constant territory SD&A growth rate -- on -- excuse me.

Our constant territory SD&A, plus a growth rate in the US of 3 percent, benefitted modestly as we lacked higher labor costs associated with labor contract negotiations from last year. Our underlying SD&A trend was consistent with the first half of 2002. So with top-line growth of 4 percent and some leverage on the SD&A lines, our results were within the range of our expectations.

We have solid plans for the fourth quarter and we will remain on track for an excellent 2002. Now, I'd like to turn the call over to John to discuss our fourth quarter plans and initiatives.


-------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
 PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------

Thank you, Craig. Good morning, everyone. As we enter the fourth quarter, we remain confident in our full-year earnings outlook and that our marketplace strategies are the right ones for PBG and the industry.

In the U.S., two areas of focus for PBG are continuing the multi-year progression of raising our large format can pricing, and flawless execution in the market place from promotions to product news. In the third quarter we continued our strong performance on executional measures such as inventory and display. Over time, the combination of our executional capability and innovation will continue to drive the positive results that PBG has posted consistently.

So let me get into our brand performance by trademark Pepsi, flavors and then non-carbs. As you look back over the past year or so, we've had very exciting product news around colas. From repositioning Diet Pepsi to [INAUDIBLE] Cherry Pepsi, and the introduction of Pepsi Twist. In this quarter, we successfully launched Pepsi Blue, a fusion of berry and cola, only in the cold drink channel and 20 ounce and one liter packages. We achieved great distribution and trade acceptance. And we're very pleased with our Pepsi Blue performance. In our flavors CSD portfolio, we had challenging overlap due to the incredible performance of Code Red and Sobe last year in the cold drink channel. This quarter, we had Pepsi Blue for only 7 weeks in the cold drink channel, whereas in the prior year, Code Red was in the market for the entire quarter.

In the take-home channel, flavor SCD volumes were positive, primarily driven by contributions from both Code Red and Sierra Mist. Now, our non-carbs continue to grow rapidly with the Aquafina growth leading the pack. The rollout of our new Aquafina 12 and 24 multipacks help drive take-home growth over 90 percent. While overall Aquafina growth continues to be above 40 percent.

In food stores, Aquafina continues to grow at a rate more than 2 times the non-jug water category and faster than both DASANI and Nestle Waters North America.

As we increase our distribution on Aquafina and the take-home channel, our pricing on Aquafina is maintained in a disciplined way with the expected reduction in net revenue per case due to the increased feature ad frequency and mix shift. As we said during our conference call last quarter, we are absolutely committed to get back on our pricing strategy post-Labor Day, something that is already under way.

Our objective around pricing improvement is key to boosting our return in the take-home channel. Our pricing architecture is principle-based and grounded in the pricing opportunities by market. Based on our analysis by market, we continue to believe that there is still considerable room to improve our pricing. Our pricing letters are in place with our customers, and so far this quarter, we are encouraged by the pricing actions we're seeing in the marketplace. Now, let me switch gears to our marketing activities.

This quarter, we will have ample opportunity to demonstrate the power of our in-store execution muscle as we execute three Power of One initiatives with Frito Lay. Leading the way is a new Power of One program capitalizing on the Pepsi sponsorship of the NFL with an official NFL tailgate party theme. Next, we follow up with our very successful Power of One at Halloween.

And capping off the year, our promotion will build on the consumer buzz from last year with a toy box promotion with Hasbro. And on the product news front, we will be introducing Pepsi Blue in the take-home channel in the fourth quarter.

This is an opportunity to leverage the retail excitement of Pepsi Blue with the other brands in our flavored cola portfolio such as Wild Cherry Pepsi and Pepsi Twist.

Entering the fourth quarter, we do face a combination of challenging overlaps from the fourth quarter of 2001. You will recall that last year, we had the introductions in take-home of Code Red, Pepsi Twist, and Diet Sierra Mist. Based on these overlaps, our resulting outlook is for volume growth of about 1 percent in the US and 2 percent worldwide in the fourth quarter.

Now, let me turn to our business in Spain. I'd like just to touch on some specific plans we're working on in Spain to drive volume growth and profitability and improve our returns. We have exciting new product news in Spain with the launch of Aquafina and Pepsi Twist late in the third quarter.

Additionally, we have an opportunity to increase the distribution of Gatorade and Lipton Tea. We're taking significant steps to improve our competitiveness in supermarkets. These plans coupled with the strength in management team in Spain should set the stage for an improved 2003.

On  Turkey,   our  business   there   continues  to  gain  share  and  increased
distribution. We're also expanding our product portfolio and are very encouraged by our progress in Turkey.

Finally, I'd like to provide you with an update on our acquisition of Pepsi-Gemex. We expect to make the announcement of the tender offer for Pepsi-Gemex in the next few days. And we expect to close the transaction by early to mid-November. We will be able to share more details about our plans and our outlook on the Gemex business at the end of the tender period but as we have discussed before, Gemex clearly meets our long-standing criteria for any international acquisition.

Our integration team led by Harold Spracher, one of our most experienced senior operators, has been in place for a couple of months now, and has developed a detailed operating plan for

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
 PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------

Mexico to leverage the strength and resources of PBG in the marketplace. We already have detailed operating plans well under way which will be ready to go once we close the transaction.

And back in the US, yesterday, we announced our intent to purchase the Pepsi-Cola Buffalo Bottling Operations. This business fits very nicely with our business in the surrounding territories and it has achieved terrific Pepsi market share.

Now I'd like to turn the call over to Al, who will provide us with guidance for the fourth quarter and the full year.


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


Thanks, John. Looking to the upcoming three months we believe we're on track to deliver another great year. EBITDA growth will be in the range of 10 to 12 percent with double-digit EPS growth in the range of $1.42 to $1.45. And please keep in mind that this guidance excludes any impact from the Gemex transaction.

For the fourth quarter, as John mentioned, our volume guidance is about one percent in the US and 2 percent on a worldwide basis. This volume growth guidance in the US reflects the lapping of the launches of Mountain Dew Code Red, Pepsi Twist and Diet Sierra Mist into the take-home channel last year. Net revenue per case growth in the fourth quarter is forecasted at over 3 percent in both US and worldwide as we continue to implement our pricing architecture and benefit from mix improvement. For the fourth quarter, our cost per case outlook is an increase in the low to mid single digits.

We continue to have benign raw material costs inputs offset by the impacts of mixed shifts and to a smaller extent foreign currency. We should continue to achieve leverage in SD&A and project an increase in the mid single digits. Our EBITDA growth rate is expected to be at least 15 percent based on strong operating results as I just outlined. And our EPS guideline for the fourth quarter is 16 to 18 cents.

Now let's turn to our annual financial metrics. For the full year, our volume growth in both the US and worldwide should be approximately 2 percent. Net revenue per case gross should be 3 percent in the US and world wide and as I said a moment ago, our constant territory EBITDA growth remains at 10 to 12 percent with EPS of $1.42 to a $1.45.

We are going to have another excellent year in terms of cash flow. For the year our operating free cash flow is projected to be $375 million, an increase in excess of 25 percent or about 80 million dollars versus last year. Our priorities for free cash flow remain; first, to invest back in the business through capital expenditures, second, acquisitions, and third, share repurchases.

Starting with capital expenditures, we're maintaining our forecast of about $650 million as we continue to invest behind small bottle PET lines and cold drink equipment. With respect to acquisitions, we did close one bottling acquisition in the quarter and that was Seaman's Beverages in Canada and as John said yesterday, we announced our intent to purchase the Buffalo bottler. In general, we feel that we are a healthy pipeline of North America acquisition opportunities coming through in the future.

We remain opportunistic on our share repurchase activity and I'm sure you noticed that during the quarter we increased our share repurchases as we have great conviction about the long-term prospects for PBG.

Our ROIC for the year is forecast to improve at least 50 basis points to 8.4 percent. And then lastly, as John mentioned, we plan on hosting a conference call upon the completion of the Gemex tender offer and then additionally please save the date of Thursday, December 12th, as we have planned to host an investor meeting that morning in New York City. And there will be more details forthcoming on that event in the next couple weeks.

So with that let me take -- turn the call back over to Craig.


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


Thank you, Al. At this point, we would be glad to answer any questions that you may have.

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
 PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------


QUESTION AND ANSWER


--------------------------------------------------------------------------------
Operator


Thank you. Ladies and gentlemen, the floor is now open for questions. If you have any questions, please press the numbers 1 followed by 4 on your touch-tone telephone at this time. Pressing 1-4 a second time will remove you from the queue should your question be answered. Lastly, we do ask that whale posing your question, that you please pick up your handset if listening on speaker phone for optimum sound quality.

Just one moment while we poll for questions. Your first question is coming from Andrew Conway of Credit Suisse First Boston. Sir, your line is now live.


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


Thank you. Good morning, Craig, Al and John. A question as we look into the fourth quarter here. If you can talk a little bit about your pricing actions in terms of the percentage of market units that you have effected price increases and/or geography and talk a little bit about if you could shed some color, please, on the package -- the packages that -- the can packages and others that are most affected by the price increase, and, Al, there was not much improvement in net revenue per case guidance in the US in the fourth quarter beyond what's been pretty strong 3 percent. But John's guidance in the release denotes that there's an an anticipation of an expected improvement in the rate of net revenue per case going forward so, if you could just shed some light on the strategy?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Andrew, thanks. It's John. Let me start off and I'll kick it back to Eric who will give us -- I hope you can hear this.


--------------------------------------------------------------------------------
Mary Winn Settino - Pepsi Bottling Group - Director of
Investor Relations


Are you on speaker phone? I ask you to pick up if you are?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Andrew, can you hear us?


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


Yeah, I can hear you guys. Sorry about that.


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


We are getting some feedback on the call.


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


Apologize.


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


So, on the pricing actions, let me turn it over to Eric in a second but suffice it to say as I mentioned we feel strongly about these pricing actions for the fourth quarter. They are largely in place and we're seeing -- we're very encouraged broadly as to what's happening in the marketplace.

Notwithstanding that, of course, as this business to your point is a market-based business, we are seeing, you know, varying results -- reactions to those prices competitively but largely speaking, we're very encouraged. Let me give it to Eric for a little more detail.


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


Good morning, Andrew. This is Eric.


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


Hi, Eric.


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


Let me give you a couple of points. One, is I tell you that I just echo John's point about how encouraged we are about what we see currently in the marketplace. And if I could maybe just give you a little texture on what's happened.

And I'd say first of all, we continue to remain extremely confident in our ability to control our own destiny when it comes to price, mix and margin management. And I think the real evidence of that is if you look where we've been, this is actually the seventh straight quarter where our revenue per case has been 3 percent or better.

A couple of those have even about the in the 4 to 5 percent range. And I think the fact is that we've beat our primary competitor on the revenue per case line, you know, 2 to 5 points, each of those seven quarters.

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------

So I think we've talked about our pricing architecture certainly considers, you know, the consumer value impact. It considers the impact on our trade customers. And we do in fact look at the competitive environment. Yet I guess the point I'd leave with you is we have a ton of confidence in our ability to manage this price, mix and margin strategy as well or better than anybody in the industry.

Now, where we are is we have in fact announced, to your, we've announced pricing in approximately 60 percent of our markets post Labor Day. That pricing is just now settling in. Again, I would say we're encouraged. We have seen some signs that our competitor will be matching those moves either currently or certainly by November 1st. And in some markets we just, you know, haven't heard any -- any reaction from them. But I am very encouraged and again, at the end of the day, this is certainly the right thing for the industry, both long-term and short-term. So we're pretty confident this price something going to stick. And we certainly intend to grow our revenue per case, you know, at this minimum 3 percent level and have a high degree of confidence in our ability to da that in the fourth quarter.


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


And Eric, on your package strategy within that, --


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


Yes, I'd say again, Andrew, when we look at this, the majority of our focus is really on the can packages in large format. So... when we talk about rate, it really is, you know, the center cut of this exercise is large format can packages.


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


 Thank you.


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


And Andrew, it's Al Drewes. If I understood your question correctly I think the answer is in Q3 we got 3 percent pricing and what we're saying in Q4 is we are going to get slightly -- know, more than 3 percent pricing. So we are looking for -- or I should say net revenue per case, not price, uhm, so, uhm, I think we're looking for a better net revenue per case growth in Q4 than we had in Q3.


--------------------------------------------------------------------------------
Andrew Conway - Credit Suisse First Boston


Thank you all very much.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from Bill Pecoriello of Morgan Stanley. Sir, please go ahead.


--------------------------------------------------------------------------------
Bill Pecoriello - Morgan Stanley


Good morning, everyone. Question on the cost leverage in the third quarter. Normally with 3 percent pricing an 1 percent volume we would expect to get more cost leverage than 6 percent comparable EBITDA growth.

Was it related to the contribution by channel or geography in the quarter, and then if you could comment heading into the fourth quarter, why you're expecting so much cost leverage fully to the mid-teens EBITDA growth and the spending that you did in the year ago if you could remind us of the details on that?


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


Bill, it's Al Drewes. Let me start with just the Q3 map. And really what happened is, is that our gross margin growth was a little bit less than what you would have seen in prior quarters, and that largely had to do with this mix comment that I think John made about the lapping of Code Red last year and also, to a smaller extent, Sobe.

And so we just didn't get as much gross margin improvement as you would have seen in prior quarters. And that's really the reason that math adds up the way it does.


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


I point out as well on that -- in that score, Bill, that is what -- exactly what we expected going in and as we set up the year our expectations in the third quarter was -- it was it would be, uhm, was that, uhm, the third quarter would be more challenging in that respect. But we actually feel quite good about our results from the cost perspective in the third quarter.


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


So on the SD&A line, if you look at it on a constant territory basis which I guess probably isn't evident from the reported numbers, but our constant territory SD&A growth has been pretty consistent

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------


throughout the year in total dollars zits sort of mid single-digit growth which reflects some good cost management and the productivity initiatives we put in place. We would expect to see a similar trend in Q4. And then we did get a little a bit of benefit from, you know, some comparisons to some higher labor costs last year, but that was just a modest benefit. So really the underlying trend is sort of a mid single digits number.


--------------------------------------------------------------------------------
Bill Pecoriello  - Morgan Stanley


And the gross margin comparison in the fourth quarter with the lapping of the Code Red and the Sobe is just not as big an issue in Q4 what you're lapping?


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


That's correct.


--------------------------------------------------------------------------------
Bill Pecoriello - Morgan Stanley


All right. Thank you.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from Caroline Levy of UBS Warburg. Ma'am, your line is now live.


--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


Good morning, everybody. I actually want to go to that gross margin a little bit. I'm not sure I fully understand why it will come back because, you know, I think Code Red, you know, was certainly an ongoing factor as was Twist, which, you know, I'm assuming this continues to be a problem. But is Turkey a factor in the gross margin is the other thing?

And do you mind giving us your roll case Pepsi brand number? You gave us the 8 ounce equivalent in 3 percent but I think you guys usually talk roll cases if I'm not mistaken. Hi, John.


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


On the gross margin question, let me be clear that the data we're providing to you is -- well the data that you see obviously includes Turkey. The data -- when we talk to you, though, we are talking about constant territories, Turkey is obviously not included in the constant territory number.

--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


Was your gross margin up if you exclude, you know, on a constant territory basis, was your gross margin up?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Our gross margin was up in the third quarter excluding Turkey.


--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


But going forward, because, you know, just as reported, I guess, your gross margin's going to be reported down a bit because of the Turkey mix?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


That's precisely -- that's exactly right, Caroline. That's exactly right. Obviously, it's much like Spain and Greece. It is a distributor business, not a DSD business. And consequently, the margin structure and P&L structure is different than our base business in the US and Canada.


--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


Okay. And then on the raw cases, do you have that number?


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


Yeah, Caroline. This is Craig.


--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


Hi, Craig.


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


Our raw case Pepsico volume was also actually up 3 percent as was the 8 ounce. They were the same.


--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


Okay. I have one -- I'm sorry, I'm not supposed to do this but on Gemex, now that you've spent a lot more time with people down there, uhm, do you like what you see more, less, the same as what you were expecting? Do you have any sort of commentary you can give on that especially in the context of the economy?

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Well, Caroline, the -- first of all, let me say at the outset that we're really in a -- about to enter a quiet period so my ability to comment in detail is limited. We will be providing you a lot of detail after the tender right at the end of the tender period. As you know, I have been spending personally a lot of time in Mexico.

We have a very solid team in place working with Gemex, developing a plan along with Pepsico Mexicana, the PBI business in Mexico, the three parties are working extremely effectively together so the planning process is well under way. And I remain very encouraged by what I have seen and by the prospects of what PBG can bring to that business.


--------------------------------------------------------------------------------
Caroline Levy - UBS Warburg


Thanks, John.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from Mark Swartzberg of Legg Mason. Sir, please go ahead.


--------------------------------------------------------------------------------
Mark Swartzberg - Legg Mason


Good morning, everyone. Two questions on the water category, perhaps for you, Craig, or John. One, in terms of pricing dynamics, can you give us how you are looking at the next 12 months, any material shifts you think we may see and how the broader category behaves pricing-wise?

And specifically, for you all within the club stores and mass merchandisers, it seems that Nestle is, in a relative sense, having more success there that they are in other channels that you're competing against them. Can you talk a little bit about Aquafina and how it's performing in those channels and what your outlook specifically for those channels is?


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


Yes. Mark, this is Craig. I'll take a shot at that and then John can weigh in if he would like. On pricing, if you look at the most recent period, the public IRI data, I think the pricing is basically exactly where we would like it to be. I'll just give you two sets of numbers.

If you look at the six pack, half liter package which is kind of the traditional package, our pricing was $2.29 a six-pack. We actually were up 16 cents year-over-year on a unit basis. So our pricing is flat to slightly up which is what we talked about earlier this month. And just for comparison, DASANI was at $2.34, down a few pennies so we're both basically at $2.30 a six pack. On our future pricing on half liter. So I think price something quite stable and if anything is up a little bit. And this included the July -- the Labor Day holiday.

Outside of that, on the case pack, which is where all the battleground is these days, again, pricing was very consistent with prior periods. And again, very consistent with our pricing architecture. So I think Aquafina pricing is absolutely stable and I see no impact whatsoever of the Nestle Group or Dannon changing that fundamentally. On the channel side, and that was --


--------------------------------------------------------------------------------
Mark Swartzberg - Legg Mason


And Craig, if I could just so I'm clear, so you see what we're seeing over the recent past continuing for the most part from a pricing including the effects of mix over the next several months and longer?


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


Yes, except you probably won't see -- I think our declines will be more modest from a mix impact because we have already lapped a lot of our case pricing. So -- but on a package-to-package basis, yes, our pricing will be flat to up slightly and I think that's going to be true for DASANI, as well, if I could guess. And that's grocery, which obviously is the bulk of the business.

On club and mass, to your question, you know, the reason Nestle I think is doing quite well is we have chosen not to play there, basically. You know, we are not prepared to go into the club category. And the mass category if we can't make good margins.

So the reason you see us on the spotty basis in Costco or Sam's or whatever is that if we can't make decent margins, we have no interest in playing there. And obviously to the extent that we play in that category at a low margin and low retail, it undercuts our up and down the street business.

So we are quite comfortable to basically have a lower profile in that category. I think it will grow over time but it has to grow on our margin terms.


--------------------------------------------------------------------------------
Mark Swartzberg - Legg Mason


Thank you.


--------------------------------------------------------------------------------
Operator

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------


Thank you. Your next question is coming from Jeff Cantor of Prudential Securities. Sir, please go ahead.


--------------------------------------------------------------------------------
Jeff Cantor - Prudential Securities


Good morning, everybody. Question for John or Al. Now, your guidance for the fourth quarter and the full year were, up, was pretty specific. But as you think about your business and the way you're trending so far, what would cause you to come in at the lower end of this $1.42 to $1.45 range?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Well, John -- Jeff, you know, I guess, uhm, it's hard to answer that question except to say normal operating results, I suppose. But I mean, I think, we're quite confident we'll be solidly in that range for the year. I don't have any -- I think that from a pricing and volume standpoint we have quite confident and a cost standpoint where we will be in the fourth quarter.

Yes, we have been pretty specific and, uhm, and feel quite good about that range. So I don't, uhm, obviously the world could change, but we feel, you know, we feel as confident or more so than we have in previous quarters.


--------------------------------------------------------------------------------
Jeff Cantor - Prudential Securities


And have you seen any changes with respect to the on-premise  cold drink at all, or is that still....


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Yeah, and the -- good questions. Recent weeks things have been more positive. And as we said in the C&G and other channels, we have been quite good all year long. It's been some of these other sub channels which have not been as positive. But as I look to the results actually of last three weeks, since the end of the quarter, and even, frankly, toward the end of the third quarter, we have actually done quite well. To some extent, we believe this is a function of the overlap of September 11th, certainly in the last couple of weeks. But hopefully it's a positive trend overall for business.


--------------------------------------------------------------------------------
Jeff Cantor - Prudential Securities


And just so I'm clear, the guidance for the fourth quarter does not include Gemex, is that correct?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


No, there is no impact on Gemex in the guidance we provided to you.


--------------------------------------------------------------------------------
Jeff Cantor - Prudential Securities


I thought they were supposed to close at the end or sometime in October and now I guess it's middle November. Did something change or was I just, uhm --


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Not substantively. This is as you might expect, given the dual stock exchange and cross border nature of the transaction, it is a reasonably complex transaction. But nothing fundamentally has changed.


--------------------------------------------------------------------------------
Jeff Cantor - Prudential Securities


Okay. And excluding Gemex, you know, as we kind of roll into 2003, can you give us a sense of what your algorithm is going to look like --


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Yeah. Our planning process, Jeff, is well under way for our North American and other businesses. And the typical timing which we've stuck to for the last several years is we're sticking to it again this year. We're working very closely with Pepsico, PC&A, PBI on the joint planning and we'll be providing that guidance to you as we typically do but this time we'll actually go into more detail when we get together personally first part of December.


--------------------------------------------------------------------------------
Jeff Cantor - Prudential Securities


Okay. Thank you very much.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from Ann Gurkin of Davenport. Ma'am, please go ahead.


--------------------------------------------------------------------------------
Ann Gurkin - Davenport & Co. LLC


Good morning.


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board

Good morning.

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Ann Gurkin - Davenport & Co. LLC


If we could just return to your pricing expectations in the US market, and then large format stores. I guess I just am hearing that these stores are looking for ways to drive profit and looking for ways to really kind of force prices down on products to get consumers in the stores. And what gives you confidence y'all are really going to get this pricing?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


This is Eric. I'll really go back to the point I made earlier. First of all, I do think we saw in third quarter and we'll continue to see retailers investing in the category. But the reality is, is the thing that gives us confidence is we have announced pricing.

Those pricing letters and that price in those markets that we announced is sticky so we're extremely confident that that's going to continue throughout the fourth quarter.


--------------------------------------------------------------------------------
Ann Gurkin - Davenport & Co. LLC


Okay. Thank you.


--------------------------------------------------------------------------------
Operator


Thank  you.  Your  next  question  is  coming  from  Chris  O'donnell  of Paxton
Associates. [Pause] We'll now move on to our next question coming from Nick Groot of Wellington Management. Sir, your line is now live.


--------------------------------------------------------------------------------
Nick Groot - Wellington Management


Good morning. On your price increases, I think you said 60 percent of the territory had taken price. Is that going to expand, or are you going to stick with the 60 percent of territory? And then, number 2, could you just give us a rough idea of the magnitude of that price increase on a weighted basis?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


Nick, this is Eric again. When I mentioned the 60 percent what we typically do is we look, at kind of where we were running year to date in those markets, and where we weren't seeing the kind of price appreciation that's really what drove the 60 percent of the markets where we took action.

So I think the reality is, is that we get this price and those 60 percent of markets, what we do next year, we probably then reassess all of our markets and look to take kind of pricing we need to deliver the algorhythm for 2003. Of course, if the opportunity arises in the other markets where we have not planned pricing in the fourth quarter, if the opportunity is there competitively, we will -- we will certainly, uhm, look that seriously, as well.


--------------------------------------------------------------------------------
Nick Groot - Wellington Management


And magnitude of those price increases roughly?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


As we said, we are roughly 3 percent on the take-home side. 3 percent-plus.


--------------------------------------------------------------------------------
Nick Groot - Wellington Management


But that's that includes mix. In other words, I'm just wondering if you took the 60 percent of the territories, where you sent pricing letters, what would be the average increase in those pricing letters?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


Nick, that's a rate comment that 3 percent was a rate comment.


--------------------------------------------------------------------------------
Nick Groot - Wellington Management


And that would apply to all territory or just to the 60 percent of the territories?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


It's really those territories for the most part.


--------------------------------------------------------------------------------
Nick Groot - Wellington Management


Okay.


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


But -- and it's largely on can but also some two liters, as well.

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Nick Groot - Wellington Management


Okay. Thanks very much.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from Maureen of Bay Street Research. Ma'am, please go ahead.


--------------------------------------------------------------------------------
Maureen - Bay Street Research


Hi. I just want to follow up on a question you were just asked about the cold drink channel and the trends in the most recent weeks since 9/11.

I'm curious to look at those a little bit further if you can share with us what your assumptions are for the fourth quarter and how that ties into your guidance. Are you looking for a lift in those more difficult channels, or are you assuming that the current trends would remain the same and therefore there is up side?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


We are looking to -- we are looking to, uhm, a better performance in the fourth quarter in cold drink largely, Maureen. Largely because the fourth quarter of year was relatively weak, owing to activity after September 11th. And so -- but to your question, the trends even prior to September 11th were more positive, so we are assuming that we are going to have some benefit there. But this is largely an overlap question based on the weakness of last year.


--------------------------------------------------------------------------------
Maureen - Bay Street Research


Okay. Thanks.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from John Faucher of J.P. Morgan. Please go ahead.


--------------------------------------------------------------------------------
John Faucher - J.P. Morgan


Good morning, everyone. One of the things that C. C. has talked about in terms of looking at their pricing algorhythm is they have given a slightly lower target for net revenue per cases over the year.

So as you look at the response so far in pricing actions, are you seeing them matching? Do you think it's if they come out with a lower revenue per case increase target, is that going to be due, do you think, to sort of fewer geographies, or are they going to try and narrow some of the price gaps? [ CC ] Thanks.


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


John, thanks. I'll take a stab at it and ask Eric to fill in. With regard to CC, obviously if you look at the last several years, we have been arguably more successful in managing revenue per case and revenue management broadly speaking. And,we feel that we are going to, as we say, make these -- take these price increases in the fourth quarter and we believe they will stick.

As relates to next year, again, we are not providing guidance on 2003 at this stage and we are working very closely with Pepsi-Cola on what the targets will be in the approaches for next year. But suffice it to say that we think we will have pricing opportunities for next year. We would expect the competition to need pricing, as well.

It is the -- taking pricing in this category is very important for the health of the category, both the bottling and the concentrate companies and believe that the CCE will take pricing. The magnitude of that, I think, is yet to be seen.


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


And the only point I would add is there really isn't -- if you look at large-format can pricing, and look at the feature pricing, there really is no gap to speak of. If you look at our year-to-date performance at retail, price on Pepsi cans is up 3 cents. Price on Coke is down 13 cents. You know, we're at $5.80, they're at $5.85.

So at the end of the day, when you look at the geography and the mix that goes into that the gap, there is no measurable gap in our pricing versus their pricing.


--------------------------------------------------------------------------------
John Faucher - J.P. Morgan


Then I guess the question, if they do go for a lower price increase consistent with what they have talked about, does that leave you at a somewhat competitive disadvantage from a volume standpoint or do you think they will generally try to match your increases from where they are right now?


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------


That remains to be seen. I don't know what -- I don't know that they have been very clear on what they're doing next year in any event at this stage. They haven't provided guidance yet at this stage. But suffice it to say, we think there is pricing opportunity. We think both the industry needs it, the bottling companies will go after it, uhm, the algorhythms for all these companies rely upon it. And we'll see what happens next year. But we'll be talking much more with you about this in December.


--------------------------------------------------------------------------------
John Faucher - J.P. Morgan


Okay.


--------------------------------------------------------------------------------
Craig Weatherup - Pepsi Bottling Group - Chairman of the Board


John, this is Craig. I would also remind you that if you look at the last six, eight quarters, the advantage we have had on net revenue per case has been driven as much by the discipline around water pricing, Powerade versus whatever, our cold drink successes, the disciplines of how we price and manage channel mix. So there is a lot of dimension here.

Can pricing, basically, we've all been basically on the same page. The industry in terms of can pricing moving up or down or whatever for quite a period of time.

So there's a lot of other dimensions here that have impacted the pricing scenario and, as Eric said, we have been able to get our 3 percent revenue per case or better pretty consistently on the whole host of factors, only one of which is can rate.


--------------------------------------------------------------------------------
John Faucher - J.P. Morgan

Okay. Great, thanks.


--------------------------------------------------------------------------------
Operator


Thank you. And if there will be any remaining questions, please press the numbers 1 followed by 4 on your touch-tone telephone at this time. And we do have a question coming from Bryan Spillane of Banc of America Securities. Sir, please go ahead.


--------------------------------------------------------------------------------
Bryan Spillane - Banc of America Securities


Good morning. Just had a quick question for, I guess, for Al. This quarter we had a foreign currency loss of $3 million. It was worth I guess about a penny. And, uhm, so if you could just kind walk us through where that came from and, you know, what the expectation -- is this something we should be modeling out in the fourth quarter into next year?


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


Yeah, what that represents is that's a -- that's the translation effect on monetary assets in Turkey and Russia so it has to do with hyperinflationary accounting.

So that's what that is, foreign exchange impact on that for those monetary assets. And then looking to fourth quarter, I don't think we have given specific guidance on it. But I think you might see a number that's roughly similar to that in the fourth quarter.


--------------------------------------------------------------------------------
Bryan Spillane - Banc of America Securities


Well, was this a -- was there -- was all of the expense here related to this quarter? Was there a catch-up here? I'm trying to get an idea.

Since this is sort of a new expense that has popped up, is it something that's going to be recurring, or was there something unusual about this quarter that came to a $3 million loss?


--------------------------------------------------------------------------------
Alfred Drewes - Pepsi Bottling Group - Senior Vice President and Chief Financial Officer


No. There was -- well, what was unusual is we now have Turkey in our reported numbers. So it is, you know, the first time that that's going to show up in our P&L. There is no catch-up involved with this.

So, you know, the way the accounting on these monetary assets works is, is these net monetary assets works, is, you know, they are going to fluctuate with -- with exchange rate movements. So, you know, depending on what the turk Lira do, you'll see some movements in that line in the future.


--------------------------------------------------------------------------------
Bryan Spillane - Banc of America Securities


Okay, thanks.


--------------------------------------------------------------------------------
Operator


Thank you. Your next question is coming from Karen Young of Strong Capital Management. Ma'am, please go ahead.


--------------------------------------------------------------------------------
Karen Young - Strong Capital Management

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------


Thanks. Good morning. Your capital spending is running about $250 million higher than your depreciation expense. Which is significant because it means that your free cash flow per share is a lot lower than your net income.

Could you talk about why that is and when you expect that, uhm, you know, Cap Ex, I guess, will come down and -- and you might see, uhm, you know, the earnings be more reflective of the free cash flow that's generated by the business? Thanks.


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Karen, it's John Cahill. The -- the, uhm, free cash flow of the business, first of all, is rising pretty considerablyover over year as we have seen in the last three years so we feel quite good about that we are spend building $675 million in capital. $650 million -- sorry, $650 million in capital, both with respect to cold drink and in building out infrastructure as we develop more PET capacity, largely with Aquafina. We feel great about those investments.

We haven't provided multi-year guidance at this point so I'd like to wait on that until December 12 to share with you more specifically what our depreciation numbers are going to look like into the future but suffice it to say the nature of the boating business is such that we do invest to maintain our assets and to grow the cold drink, and those trends probably will continue for the next couple of years.


--------------------------------------------------------------------------------
Karen Young - Strong Capital Management


What's your average life for your cap spending?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Average life for capital spending varies considerably from three years on some of this cold drink unusual specialty assets up to 10 years and plants are at 15-plus years. And so it varies quite a lot. Probably the average is on the order of 7.


--------------------------------------------------------------------------------
Karen Young - Strong Capital Management


Okay. 7 reflects the spending that you have been doing the last couple of years, the mix?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Yes.


--------------------------------------------------------------------------------
Karen Young - Strong Capital Management


Would we be surprised to see Cap Ex fall next year?


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Again, I'd rather -- I'm going to wait on that to -- I don't want to give single numbers on guidance. So we'll wait to share with you our full expectation later in the fall.


--------------------------------------------------------------------------------
Karen Young - Strong Capital Management


Okay. Thank you.


--------------------------------------------------------------------------------
John Cahill - Pepsi Bottling Group - Chief Executive Officer


Great. Thank you all --


--------------------------------------------------------------------------------
Eric Foss - Pepsi Bottling Group - President, PBG North America


Great. Thank you all very much for your time today. As I said, we very much look forward to in the next couple of days to announcing our tender on Gemex and giving you more detail on our plans for that business as we complete the transaction in early to mid-November.

And again, as Al said, please, do keep the date of December 12, that morning available if you can. We will be hosting a conference in New York City to discuss our plans for 2003. Thank you all very much.


--------------------------------------------------------------------------------
Operator


Thank you, ladies and gentlemen. That does conclude Pepsi Bottling Group's third quarter earnings conference call. You may disconnect your phone lines at this time and have a great day. Thank you for your participation.

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
PBG - Q3 2002 Pepsi Bottling Group Earnings Conference Call
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

Disclaimer CCBN reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES CCBN ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. (C)2002, CCBN, Inc. All Rights Reserved.

--------------------------------------------------------------------------------